

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

November 9, 2007

Ms. Tsippy Moldovan
Chief Financial Officer and Director
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone Sderot 87711
Israel

> **Re:** **Defense Industries International, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB/A for Fiscal Quarters Ended**
> **March 31, 2007 and June 30, 2007**
> **Filed October 29, 2007**
> **File No. 0-30105**

Dear Ms. Moldovan:

We have reviewed your response dated October 29, 2007 to our comment letter dated September 27, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2006

1. Please file Form 8-K to announce that previously issued financial statements included in Form 10-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarterly periods ended March 31, 2007 and June 30, 2007 should no longer be relied upon because of errors in such financial statements. Refer to the requirements of Item 4.02(a) of Form 8-K.

Controls and Procedures, page 38

2. Despite the errors in your financial statements, we note you concluded that disclosure controls and procedures were effective as of December 31, 2006. Please tell us if your certifying officers considered the effect of the errors on the

accuracy of such conclusion. If your officers have concluded that their previous conclusion regarding effectiveness was incorrect, please revise your disclosure accordingly. Otherwise, please revise your disclosure to explain why the discovery of these errors did not affect your conclusion regarding the effectiveness of disclosure controls and procedures. Similarly revise your disclosure in Forms 10-QSB for the quarterly periods ended March 31, 2007 and June 30, 2007.

Consolidated Statements of Cash Flows, page F-7

3. We reviewed your response to comment six in our letter dated September 27, 2007 and the revisions to your disclosure. Please further revise your document to label the statements of cash flows as "restated" and to provide disclosure in a footnote to describe the nature of the error, including the effect of the correction on each line item. Refer to paragraph 26 of SFAS 154. Additionally, please obtain and file a revised audit opinion from your independent public accounting firm that refers to the financial statements as restated and references the footnote describing the restatement. Refer to Codification of Auditing Standards AU Sections 420.12 and 508. Finally, provide an explanatory note at the forepart of the document to describe the reasons for the amendment.

Exhibits 31.1 and 31.2

4. We reviewed your response to comment 11 in our letter dated September 27, 2007; however, it does not appear you made the requested revision to your certifications. As previously requested, please add the parenthetical language that has been omitted from paragraph 4(d) to conform to the exact language set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A for Fiscal Quarter Ended June 30, 2007

Note 1. Basis of Presentation and Significant Accounting Policies, page 6

G. First adoption of new accounting standards, page 7

5. We note that in connection with responding to comment nine in our letter dated September 27, 2007 you reclassified outstanding warrants from a liability to equity. To assist us in understanding your basis for such reclassification, please tell us whether there is a cap on the number of shares that will be delivered to settle your obligation under the Owen Mills purchase agreement. If there is no cap, please tell us your consideration of how this variable share settled obligation impacts the classification of your warrants pursuant to the guidance in paragraphs 19 through 24 of EITF 00-19. In this regard, we note that absent a cap, it is possible that the variable share settled instrument could completely exhaust your

authorized and unissued shares, thus precluding you from concluding that you have sufficient authorized and unissued shares to settle the warrants. If you believe further revisions to your financial statements are required, please advise.

Notwithstanding the preceding, please be advised that the impact of your adoption of FSP EITF 00-19-2 is required to be recorded through a cumulative-effect adjustment to the opening balance of retained earnings as of the first interim period for the fiscal year in which the FSP is initially applied, or as of January 1, 2007 in your case. Accordingly, you should not have recorded the cumulative effect of adoption of the FSP in your December 31, 2006 comparative balance sheet. Please revise your financial statements accordingly. Refer to the transition guidance in paragraphs 16-22 and illustrative example 7 in Appendix A of FSP EITF 00-19-2.

Item 3A. Controls and Procedures, page 21

6.   We reviewed your response to comment 13 in our letter dated September 27, 2007 and the revisions to your disclosure. Please revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of June 30, 2007 rather than September 30, 2007. Additionally, we note you revised your disclosure with respect to the design of disclosure controls and procedures to include the full definition as outlined in Exchange Act Rule 13a-15(e). However, please also revise your conclusion to include the full definition of disclosure controls and procedures rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." In the alternative, remove the definition from your conclusion and simply state that disclosure controls and procedures are effective.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief